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February 3, 2011

VIA EDGAR AND ELECTRONIC MAIL

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

RE:         Hartford Life Insurance Company Separate Account Seven (“Registrant”)

Registration No. 333-168986; and 811-04972

Dear Sir or Madam,

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), Registrant is herewith electronically filing Post-Effective Amendment No. 1 to the above-reference Registration Statement.  This Amendment contains, among other revisions, new optional guaranteed withdrawal and accumulation benefit riders, revised optional death benefits, the addition of joint survivor rights under the Personal Pension Account rider as well as a revised sales charge formula.

Please note that two of the new optional guarantee riders described in the Amendment include investment restrictions which require making a substantial investment in the Hartford Portfolio Diversifier HLS Fund, a new sub-account more particularly described in Post-Effective Amendment No. 77 on behalf of The Hartford Series Funds, Inc. [FILE NOS. 333-45431, 811-08629] also filed today pursuant to Rule 485(a)(2) under the Securities Act.  These riders and such fund are inter-related components of these optional features.  We respectfully submit that the staff may therefore wish to review both amendments in concert with one another to more fully appreciate these aspects of the investment restrictions associated with such riders.

Thank you for your consideration in this matter.  Please call me at (860) 843-6085 if you have any questions with respect to this request.

Very truly yours,

/s/ Sarah M. Patterson

Sarah M. Patterson
Counsel

cc:	Michael Kosoff (SEC)
Richard J. Wirth (Hartford)